Filed by Mylan N.V.

Pursuant to Rule 425 under the Securities

Act of 1933

Subject Company:

Meda AB

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements.” Such forward-looking statements may include, without limitation, statements about the proposed acquisition of Meda AB (publ.) (“Meda”) by Mylan N.V. (“Mylan” or the “Company”) (the “Proposed Transaction”), Mylan’s related public offer to the shareholders of Meda to acquire all of the outstanding shares of Meda (the “Offer”), Mylan’s acquisition (the “EPD Transaction”) of Mylan Inc. and Abbott Laboratories’ (“Abbott”) non-U.S. developed markets specialty and branded generics business (the “EPD Business”), the benefits and synergies of the EPD Transaction and the Proposed Transaction, future opportunities for Mylan, Meda, or the combined company and products and any other statements regarding Mylan’s, Meda’s or the combined company’s future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition, and other expectations and targets for future periods. These may often be identified by the use of words such as “will”, “may”, “could”, “should”, “would”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: uncertainties related to the Proposed Transaction, including as to the timing of the Proposed Transaction, uncertainties as to whether Mylan will be able to complete the Proposed Transaction, the possibility that competing offers will be made, the possibility that certain conditions to the completion of the Offer will not be satisfied, and the possibility that Mylan will be unable to obtain regulatory approvals for the Proposed Transaction or be required, as a condition to obtaining regulatory approvals, to accept conditions that could reduce the anticipated benefits of the Proposed Transaction; the ability to meet expectations regarding the accounting and tax treatments of the EPD Transaction and the Proposed Transaction; changes in relevant tax and other laws, including but not limited to changes in healthcare and pharmaceutical laws and regulations in the U.S. and abroad; the integration of the EPD Business and Meda being more difficult, time-consuming, or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients, or suppliers) being greater than expected following the EPD Transaction and the Proposed Transaction; the retention of certain key employees of the EPD Business and Meda being difficult; the possibility that Mylan may be unable to achieve expected synergies and operating efficiencies in connection with the EPD Transaction and the Proposed Transaction within the expected time-frames or at all and to successfully integrate the EPD Business and Meda; expected or targeted future financial and operating performance and results; the capacity to bring new products to market, including but not limited to where Mylan uses its business judgment and decides to manufacture, market, and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); any regulatory, legal, or other impediments to Mylan’s ability to bring new products to market; success of clinical trials and Mylan’s ability to execute on new product opportunities; any changes in or difficulties with our inventory of, and our ability to manufacture and distribute, the

EpiPen® Auto-Injector to meet anticipated demand; the scope, timing, and outcome of any ongoing legal proceedings and the impact of any such proceedings on financial condition, results of operations and/or cash flows; the ability to protect intellectual property and preserve intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; the impact of competition; changes in the economic and financial conditions of the businesses of Mylan, Meda or the combined company; the inherent challenges, risks, and costs in identifying, acquiring, and integrating complementary or strategic acquisitions of other companies, products or assets and in achieving anticipated synergies; uncertainties and matters beyond the control of management; and inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements, and the providing of estimates of financial measures, in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and related standards or on an adjusted basis. For more detailed information on the risks and uncertainties associated with Mylan’s business activities, see the risks described in Mylan’s Annual Report for the year ended December 31, 2015 and its other filings with the Securities and Exchange Commission (“SEC”). These risks and uncertainties also include those risks and uncertainties that will be discussed in the offer document to be filed with the Swedish Financial Supervisory Authority (“SFSA”), the Registration Statement on Form S-4 to be filed with the SEC and the EU Prospectus to be filed with the Netherlands Authority for the Financial Markets (“AFM”) or another competent EU authority. You can access Mylan’s filings with the SEC through the SEC website at www.sec.gov, and Mylan strongly encourages you to do so. Mylan undertakes no obligation to update any statements herein for revisions or changes after the date of this communication, except as required by law.

ADDITIONAL INFORMATION

In connection with the Offer, an offer document will be filed with the SFSA and published by Mylan upon approval by the SFSA. In addition, Mylan expects to file certain materials with the SEC, including, among other materials, a Registration Statement on Form S-4. Mylan also expects to file an EU Prospectus with the AFM or another competent EU authority. This communication is not intended to be, and is not, a substitute for such documents or for any other document that Mylan may file with the SFSA, the SEC, the AFM or any other competent EU authority in connection with the Offer. This communication contains advertising materials (reclame-uitingen) in connection with the Offer as referred to in Section 5:20 of the Dutch Financial Supervision Act (Wet op het financieel toezicht). INVESTORS AND SECURITYHOLDERS OF MEDA ARE URGED TO READ ANY DOCUMENTS FILED WITH THE SFSA, THE SEC AND THE AFM OR ANY OTHER COMPETENT EU AUTHORITY CAREFULLY AND IN THEIR ENTIRETY (IF AND WHEN THEY BECOME AVAILABLE) BEFORE MAKING AN INVESTMENT DECISION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, MEDA AND THE OFFER. Such documents will be available free of charge through the website maintained by the SEC at www.sec.gov, on Mylan’s website at medatransaction.mylan.com or, to the extent filed with the AFM, through the website maintained by the AFM at www.afm.nl, or by directing a request to Mylan at 724.514.1813 or investor.relations@mylan.com. Any materials filed by Mylan with the SFSA, the SEC, the AFM or any other competent EU authority that are required to be mailed to Meda shareholders will also be mailed to such shareholders. A copy of this communication will be available free of charge at the following website: medatransaction.mylan.com.

FURTHER INFORMATION

The Offer is not being made to persons whose participation in the Offer requires that an additional offer document be prepared or registration effected or that any other measures be taken in addition to those required under Swedish law (including the Swedish Takeover Rules), Dutch law and U.S. law.

The distribution of this communication and any related Offer documentation in certain jurisdictions may be restricted or affected by the laws of such jurisdictions. Accordingly, copies of this communication are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any such jurisdiction. Therefore, persons who receive this communication (including, without limitation, nominees, trustees and custodians) and are subject to the laws of any such jurisdiction will need to inform themselves about, and observe, any applicable restrictions or requirements. Any failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, Mylan disclaims any responsibility or liability for the violations of any such restrictions by any person.

The Offer is not being made, and this communication may not be distributed, directly or indirectly, in or into, nor will any tender of shares be accepted from or on behalf of holders in, any jurisdiction in which the making of the Offer, the distribution of this communication or the acceptance of any tender of shares would contravene applicable laws or regulations or require further offer documents, filings or other measures in addition to those required under Swedish law (including the Swedish Takeover Rules), Dutch law and U.S. law.

The acceptance period for the Offer for shares of Meda described in this communication has not commenced.

NON-GAAP FINANCIAL MEASURES

This communication includes the presentation and discussion of certain financial information that differs from what is reported under GAAP. These non-GAAP financial measures, including, but not limited to, adjusted total revenues, adjusted diluted earnings per share (“adjusted diluted EPS”), adjusted free cash flow, adjusted third party net sales, constant currency adjusted total revenues, constant currency adjusted third party net sales, adjusted gross margin, adjusted R&D as % of adjusted total revenue, adjusted SG&A as % of adjusted total revenue, adjusted EBITDA, adjusted net earnings, adjusted cash provided by operating activities, net debt to adjusted EBITDA leverage, EBITDA margin, and adjusted effective tax rate, are presented in order to supplement investors’

and other readers’ understanding and assessment of the Company’s financial performance. Management uses these measures internally for forecasting, budgeting and measuring its operating performance. In addition, primarily due to acquisitions, Mylan believes that an evaluation of its ongoing operations (and comparisons of its current operations with historical and future operations) would be difficult if the disclosure of its financial results were limited to financial measures prepared only in accordance with GAAP. In addition, the Company believes that including EBITDA and supplemental adjustments applied in presenting adjusted EBITDA pursuant to our debt agreements is appropriate to provide additional information to investors to demonstrate the Company’s ability to comply with financial debt covenants (which are calculated using a measure similar to adjusted EBITDA) and assess the Company’s ability to incur additional indebtedness. We also report sales performance using the non-GAAP financial measure of “constant currency” total revenues, adjusted total revenues, third party net sales, and adjusted third party net sales. This measure provides information on the change in net sales assuming that foreign currency exchange rates had not changed between the prior and current period. The comparisons presented as constant currency rates reflect comparative local currency sales at the prior year’s foreign exchange rates. We routinely evaluate our third party net sales performance at constant currency so that sales results can be viewed without the impact of foreign currency exchange rates, thereby facilitating a period-to-period comparison of our operational activities, and we believe that this presentation also provides useful information to investors for the same reason. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliations of the non-GAAP measures to their most directly comparable GAAP measures, which are available in the Company’s earnings release dated February 10, 2016 and the presentation used during the Company’s conference call discussing its 2015 earnings, 2016 guidance, and its proposed acquisition of Meda, both of which are available on our website. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP.

TRADEMARK DISCLAIMER

All trademarks, trade names, product names, graphics and logos of Mylan or any of its affiliates contained herein are trademarks, registered trademarks or trade dress of Mylan or such affiliate in the United States and/or other countries. Meda is a registered trademark of Meda AB. All other trademarks, trade names, product names and logos contained herein are the property of their respective owners. The use or display of other parties’ trademarks, trade names, product names or logos is not intended to imply, and should not be construed to imply, a relationship with or endorsement or sponsorship of Mylan by such other party.

10-Feb-2016

Mylan NV (MYL)

Q4 2015 Earnings Call

CORPORATE PARTICIPANTS

Kris King	John D. Sheehan
Vice President-Global Investor Relations	Executive VP, Chief Financial & Accounting Officer

Heather M. Bresch	Rajiv Malik
Chief Executive Officer & Executive Director	President & Executive Director

Anthony Mauro
Chief Commercial Officer

OTHER PARTICIPANTS

Christopher Schott	Sumant S. Kulkarni
JPMorgan Securities LLC	Bank of America Merrill Lynch

Jami Rubin	Marc Goodman
Goldman Sachs & Co.	UBS Securities LLC

Ronny Gal	Elliot Wilbur
Sanford C. Bernstein & Co. LLC	Raymond James

Gregg Gilbert	Andrew Finkelstein
Deutsche Bank Securities, Inc.	Susquehanna Financial Group LLLP

David R. Risinger	Tim Chiang
Morgan Stanley & Co. LLC	BTIG LLC

Douglas Tsao
Barclays Capital, Inc.

MANAGEMENT DISCUSSION SECTION

Operator: Good day, ladies and gentlemen, and welcome to Mylan’s conference call discussing 2015 earnings and the proposed acquisition of Meda AB. At this time, all participants are in a listen-only mode. Later, we will conduct a question and answer session, and instructions will be given at that time. [Operator Instructions] As a reminder, today’s program is being recorded.

I would now like to introduce your host for today’s program, Kris King, Vice President, Global Investor Relations. Please go ahead.

Kris King

Vice President-Global Investor Relations

Thank you, Jonathan. Good afternoon, everyone. Welcome to Mylan’s conference call discussing our 2015 earnings, 2016 guidance, and our proposed acquisition of Meda AB, which I’ll refer to as the proposed transaction. Joining me for today’s call are Mylan’s Chief Executive Officer, Heather Bresch; President Rajiv Malik; Executive Vice President and Chief Financial Officer John Sheehan; and Chief Commercial Officer Tony Mauro.

During today’s call, we will be making forward-looking statements. Such forward-looking statements may include, without limitation, statements about the proposed transaction; Mylan’s related public offer to the shareholders of Meda to acquire all the outstanding shares of Meda, which I will refer to as the offer; Mylan’s acquisition, which I will refer to as the EPD transaction of Mylan Inc.; and Abbott Laboratories’ non-U.S. developed markets specialty and branded generics business, which I will refer to as the EPD business; the benefits and synergies of the proposed transaction and the EPD transaction; future opportunities for Mylan, Meda, or the combined company and products; and any other statements regarding Mylan’s, Meda’s, or the combined company’s future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition, and other expectations and targets for future periods.

Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, uncertainties related to the proposed transaction and offer and the consummation thereof; the ability to meet expectations regarding the accounting and tax treatments of the EPD transaction and the proposed transaction; changes in relevant tax and other laws; the integration of Meda and EPD business being more difficult, time-consuming, or costly than expected; operating costs, consumer loss, and business disruption being greater than expected following the proposed transaction and the EPD transaction; the impact of competition; situations where we manufacture, market, and/or sell products, notwithstanding unresolved allegations of patent infringement; any regulatory, legal, or other impediments to our ability to bring new products to market; any changes in or difficulties with our inventory of or our ability to manufacture and distribute the EpiPen Auto-Injector® to meet anticipated demand; those set forth under Forward-Looking Statements in today’s earnings release; and the risk factors set forth in Mylan N.V.‘s quarterly reports on Form 10-Q for the periods ended March 31, 2015, and June 30, 2015, as well as our other filings with the SEC.

These risks and uncertainties also includes those risks and uncertainties that will be discussed in the offer document to be filed with the Swedish Financial Supervisory Authority, the Registration Statement on Form S-4 to be filed with the SEC, and the EU Prospectus to be filed with the Netherlands Authority for the Financial Markets or another competent EU authority. Except as required by applicable law, we undertake no obligation to update any statements made today, whether as a result of new information, future events, or otherwise. Today’s call should be listened to and considered in its entirety and understood to speak only as of today’s date.

In addition, we will be referring to certain actual and projected financial metrics of Mylan on an adjusted basis, which are non-GAAP financial measures. These non-GAAP measures are presented in order to supplement your understanding and assessment of our financial performance. Please refer to today’s earnings release and the presentation used during today’s call, both of which will be available on our website, as they contain detailed reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measure.

Before I turn the call over to Heather, let me also remind you that the material in the call, with the exception of the participant questions, is the property of Mylan and cannot be recorded or rebroadcast without Mylan’s express written permission. An archived copy of today’s call will be available on our website and will remain available for a limited time.

With that, I’ll now turn the call over to Heather.

Heather M. Bresch

Chief Executive Officer & Executive Director

Thank you, Kris, and good afternoon, everyone. Thanks for joining us. We have a lot of great news to share with you today. We’ll be discussing the Meda transaction, reviewing highlights from 2015, and providing guidance for 2016 – with or without Meda, given that we expect to close by the end of Q3 this year.

Turning first to the transaction we just announced, we have agreed to acquire Meda, a leading international specialty pharmaceutical company, via a recommended public offer in a transaction valued at $9.9 billion. We are receiving, including synergies, approximately $1.1 billion in EBITDA. In addition to the Meda board’s recommendation, I’m pleased that Meda’s two largest shareholders, representing approximately 30% of outstanding shares, have irrevocably committed to tender into the offer and intend to remain long-term shareholders of the combined company.

The strategic rationale for a combination of Mylan and Meda has long been very clear. In addition to being partners since 2011 on EpiPen in Europe, we have had numerous discussions over the years about other ways to collaborate, including our proposal to acquire the company in 2014. Since 2014, the rationale for this combination has only been further enhanced by Meda’s acquisition of Rottapharm and our acquisition of EPD, with the ability to leverage this infrastructure, especially in Europe and emerging markets. This combination continues to accelerate the execution of the vision and strategy we laid out over a decade ago. The global competitiveness of our industry and consolidation of our customer base continues to drive the importance of scale, and this combination creates a global pharmaceutical leader with 2015 combined revenues of $11.8 billion and adjusted EBITDA of $3.8 billion, a portfolio of more than 2,000 products, and critical mass across all commercial channels, including the $1 billion OTC business.

By offering one of the industry’s broadest portfolios of products across all customer channels, including Rx, Gx, and OTC, we’ll be able to mean even more to our customers, which is increasingly important in light of the evolving payer and distributor environment. Geographically, we’re gaining more balance and expanded global footprint with an even stronger presence across Europe; a leading U.S. specialty business; and an expanded presence in emerging markets, including several new and attractive ones, such as China, Southeast Asia, Russia, the Middle East, and Mexico. Together, we will also become a leader in the global respiratory/allergy market and achieve scale in many other therapeutic areas, including dermatology and pain, offering us even greater opportunities for growth in these categories.

As you know, we have always been very active in looking at various opportunities. We revisited the Meda opportunity this past summer and continued conversations throughout the fall. During this time, the fundamentals and the inherent value from this combination become even more apparent the more we dug into the business during due diligence, leading to our announcement today. This combination will create tremendous value for our shareholders as well as other stakeholders.

On a cash-flow basis, at 12.9 times 2015 adjusted EBITDA and 8.9 times adjusted EBITDA with synergies, we expect to achieve substantial annual operational synergies of approximately $350 million in year four. We believe we are paying an attractive multiple that is in line with market precedents for such scarce, high-quality assets. The transaction is expected to be immediately accretive to Mylan earnings, with accretion increasing significantly after the first full year, 2017, as synergies are realized. Most importantly, the transaction creates the opportunity to achieve $0.35 to $0.40 accretion in 2017, and to accelerate achievement of our previously stated $6 adjusted diluted EPS target to 2017 versus 2018. We expect to see accelerated earnings and EBITDA growth going forward, as well as substantial cash flows and enhanced margins.

Even with the financial commitment to this transaction, we still have ample financial flexibility for business development activities, for additional share buybacks, all while keeping our commitment to investment grade. Given our long history together, we know Meda’s business, their people, and their culture extremely well. And we believe that we will be able to quickly and smoothly integrate this business. I look forward to working with and welcoming Meda’s leadership team and talented workforce to our organization. They have built a terrific company, and I believe we will be able to achieve great things together.

With that, let me turn now to the highlights of our performance during 2015. Mylan again had an outstanding year, delivering exceptional financial results while continuing to execute on our long-term growth drivers. On the top line, we generated adjusted total revenues of approximately $9.4 billion, despite considerable FX headwinds, representing a year-over-year constant-currency increase of 28%. On the bottom line, adjusted diluted EPS came in at $4.30, a 21% year-over-year increase even after absorbing $0.11 of FX headwinds, which put us at the high end of our guidance range.

We also had a record year with respect to cash. Adjusted free cash flow more than doubled, and adjusted free cash flow stood at 87% of adjusted net income. In addition, we closed on two strategic acquisitions during the year. First was Abbott’s EPD business, which has surpassed our growth expectation and is proving to be a solid revenue contributor. Second was the Famy Care transaction, through which we are now well on our way to creating a leading women’s healthcare franchise. Also noteworthy during 2015 was the further strengthening of our EpiPen® franchise and our continued efforts to increase awareness and expand access to the anaphylaxis market. One point of note: While we saw higher sales of EpiPen® due to higher volume that resulted in part from the Auvi-Q® recall, we saw the same net payer pricing dynamics that existed throughout 2015, and we don’t expect material changes to the environment in 2016.

We also continue to make good progress across our strategic growth drivers. In our respiratory program, we recently announced that we submitted our ANDA for generic Advair®. We are extremely excited about this opportunity, and we continue to believe that Mylan will be the first company to bring generic Advair® to the U.S. market in 2017. In building on our successful Biocon partnership, we announced earlier this year an exclusive global agreement with Momenta that expands our portfolio of biologics with up to six additional products and broadens the scope and scale of our capability. The combination of this program and our Biocon partnership positions Mylan as a worldwide leader in the biologics space.

In summary, 2015 underscores the power of the exceptional global platform we’ve built and our ability to absorb volatility and maximize opportunities. It also reflects the superb execution and teamwork by Mylan’s employees around the world. And on behalf of the board of directors and our entire leadership team, I’d like to thank them for an outstanding year and a job very well done.

Now turning to 2016. We look forward to delivering yet another year of outstanding financial performance. On the top line, we expect growth of approximately 16% compared to 2015 and a guidance range of $10.5 billion to $11.5 billion. On the bottom line, we expect growth of approximately 16% year-over-year, with guidance range for adjusted diluted EPS of $4.85 to $5.15. Our guidance ranges include a quarter’s worth of contribution from Meda. However, we are also committed to these ranges without Meda. And, as mentioned earlier, we see opportunity to accelerate the achievement of our $6 adjusted diluted EPS target to 2017.

I’d now like to take a minute to thank John. He’s retiring from Mylan on April 1 from his service to our company. During his six years with us, John helped shape the company’s ongoing transformation into a global leader in healthcare. We are all wishing him the very best as he enters this new chapter of his life. Before I turn the call over to Tony, I’d also like to take a moment to congratulate him on being appointed Mylan’s Chief Commercial Officer, which became effective earlier this year. Tony’s been with the company for nearly 20 years, and most recently successfully led our largest commercial business, the North American region, for the last four years. In his new role, Tony oversees all of our commercial businesses around the world.

With that, I’ll turn the call over to him to discuss the performance of our core business during 2015.

Anthony Mauro

Chief Commercial Officer

Thank you so much, Heather, and good afternoon, everyone. As mentioned earlier, Mylan had a phenomenal year, with constant-currency adjusted total revenues rising 28% compared to 2014, coming from 9% growth in our legacy business and 19% from EPD. All of our regions and businesses contributed to the strong performance.

In our North America Generics segments, revenues totaled nearly $4 billion, a 16% increase compared to 2014. Growth came mainly from sales of new products and to a lesser extent from the EPD business. Also contributing were higher volumes on existing products, partially offset by lower pricing.

In Europe, sales totaled $2.2 billion in 2015, a year-over-year constant-currency increase of 67%. Growth came primarily from sales generated by EPD and to a lesser extent from new products. Higher volumes on existing products, mainly in France and Italy, were offset by lower pricing throughout the region.

In the rest of world, sales totaled $2 billion, a year-over-year increase of 38% constant-currency. The growth came from EPD, new product launches in Australia and Japan, and higher volumes in India, predominantly of ARVs, and in Brazil. Increases were offset somewhat by lower volumes on existing products in Japan and lower pricing in the region.

Our Specialty business delivered revenues of $1.2 billion in 2015, an increase of 1% compared to 2014. In addition to the strong performance of EpiPen® as Heather referenced, sales of Perforomist® and ULTIVA® increased by double-digit percentage points from the prior year.

I would also like to note that our EPD business grew 2% year over year, demonstrating again our ability to take a declining business and drive growth ahead of our expectations.

With that, I’ll turn the call over to John.

John D. Sheehan

Executive VP, Chief Financial & Accounting Officer

Thanks, Tony. Good afternoon, everyone. As Heather and Tony both mentioned, we’re extremely pleased with our financial results for the fourth quarter and full year 2015, highlighted by the strong growth in our Generics segment and the exceptional adjusted free cash flow we generated.

Our total revenues for the fourth quarter of 2015 were $2.5 billion, an increase of 24% on a constant-currency basis from the prior-year period. Revenues were unfavorably impacted by foreign currency translation, by approximately $91 million in the current quarter when compared to the prior-year period. Adjusted total revenues for 2015 were $9.4 billion, an increase of 28% on a constant-currency basis from the prior year, which includes revenues from the EPD business of approximately $1.5 billion. Revenues for the full year 2015 were unfavorably impacted by foreign currency translation by approximately $433 million when compared to the prior-year period and more than $300 million compared to the FX rates we used for providing our financial guidance at the beginning of the year.

For the fourth quarter, third-party net sales were positively impacted by the contribution from the acquired EPD business of approximately $456 million, of which approximately $286 million was in Europe and $123 million was in our rest of world region, with the remainder coming from EPD Canada. As a reminder, beginning in 2016, the EPD business and Mylan commercial businesses are operating as one. As such, separate revenue information will no longer be reported.

Adjusted gross margin for the fourth quarter and full year of 2015 was a very strong 56%, up 200 basis points for the quarter and approximately 320 basis points for the full year. Our strong margins are primarily the result of the positive contribution from the acquired EPD business, combined with new product introductions. R&D expense on an adjusted basis was approximately 6% of total revenues for the fourth quarter and approximately 7% of total adjusted revenues for the full year. R&D expense for the quarter and full year increased due to the impact of the acquired EPD business, as well the continued development of our respiratory, insulin, and biologics programs. At the same time, SG&A, also on an adjusted basis, was approximately 20% of total adjusted revenues for the quarter and full year, which includes the impact of the EPD business.

Throughout 2015, we continued to realize additional tax benefits from the EPD transaction. And as a result of our ongoing efforts to optimize our tax structure, we had an adjusted effective tax rate for the full year of approximately 17%. We continue to look at additional tax planning strategies for opportunities to further reduce our annual effective tax rate in 2016 and beyond. Our fourth quarter adjusted net earnings were $620 million or $1.22 per share, a 16% increase from our Q4 2014 adjusted diluted EPS of $1.05 per share. For the full year 2015, our adjusted net earnings were $2.14 billion or $4.30 per share, a 21% increase from 2014 adjusted diluted EPS of $3.56 and at the high end of our previously communicated guidance.

It’s important to note that U.S. GAAP requires EPS to be calculated for each individual period based on the average outstanding share count for that period. As a result of the issuance of shares to Abbott in the first quarter of 2015, our adjusted diluted EPS for the calendar year and the sum of the quarters does not add by $0.04 per share.

Our 2015 EPS growth was achieved in spite of unrelenting foreign currency headwinds, which reduced our calendar-year adjusted diluted EPS by $0.11 per share versus our guidance rates at the beginning of the year, and by $0.18 per share versus 2014’s actual FX rates. Our very strong 2015 adjusted diluted EPS resulted from the strength of our global operating platform, including the acquired EPD business and the organic revenue growth across our legacy Generics business.

Turning to our cash flow and liquidity metrics. Adjusted cash provided by operating activities was an impressive $2.2 billion for the calendar year, representing an increase of approximately $1 billion from the prior year, which is the result of the growth in the adjusted earnings, combined with our ongoing working capital initiatives. Through diligent cash flow management, our adjusted free cash flow totaled $1.9 billion for 2015. As a result of our strong operating cash flow at the end of the year, our net-debt-to-adjusted-EBITDA leverage ratio was less than 2 times. We have no amounts outstanding on our $400 million AR facility or our $1.6 billion revolving credit facility, and we have full access to the more than $1 billion of cash on our balance sheet.

As we look towards 2016, we remain fully committed to our investment-grade credit rating, including after the successful completion of the offer to acquire Meda. And we continue to have ample borrowing capacity and financial flexibility. As a reminder, we have a fully committed financing to fund the acquisition of Meda.

To summarize, we finished the year stronger than ever and begin 2016 with ample financial flexibility. Our fourth quarter and full-year 2015 results were outstanding as we continue to experience the positive impacts of the EPD business, combined with the continued organic growth of our legacy business and the strength of our global operating platform.

I’ll now turn the call over to Rajiv to review the Meda transaction in more detail.

Rajiv Malik

President & Executive Director

Thank you, John. At the outset, I would like to echo Heather’s sentiments and say that I very much look forward to welcoming and working with Meda’s leadership team and workforce.

As Heather noted earlier, this transaction stood out to us because Meda is an extraordinarily attractive strategic fit for Mylan. We have always been active in evaluating many different strategic opportunities, looking for companies and assets that would complement our existing strengths and capabilities, make our company financially stronger, and better position us to achieve our mission, strategy, and sustainable growth.

This acquisition delivers on all of those categories in a powerful way. Meda is a highly profitable and durable business, delivering total sales of about $2.3 billion in 2015 and with estimated growth through 2018 of about 3% in revenues and about 5% in adjusted EBITDA. Meda brings us a very attractive portfolio, including about 900 branded OTC and generic products, with strong positions in respiratory, allergy, dermatology, pain, and GI. Through this transaction, we’re adding nearly 4,500 employees, including Meda’s robust sales and marketing organization of more than 2,600 people with strong businesses in Europe, U.S., and exciting businesses in key emerging markets. Meda also brings a complementary network of seven manufacturing facilities, in Europe, U.S., and India, which further strengthens our operating platform and provides us with nice capabilities in nasals, topicals, liquids, and DPIs.

While you can see that this is a very attractive asset, this is not just about what Meda is delivering on a standalone basis but what we can do together. Let’s look at that now. On the next slide, you can begin to see what Mylan and Meda look like on a combined basis, and see how Meda further diversifies and strengthens our business by both geography and by channel. On a 2015 combined basis, we’ll go from having two-thirds of our revenues from Generics to Generics making up just more than half of our business. Combined, our Specialty business would represent more than a third of the business and OTC about 10%.

As you can see, the combined company will have a diversified portfolio of more than 2,000 branded OTC and generic products, and the addition of Meda’s portfolio expands Mylan’s branded and OTC portfolio in all regions. Geographically, we’ve continued to enhance the balance of our business between North America, Europe, and emerging markets, with an even larger European business and more diversified emerging markets business. Our continued focus on diversification across portfolio, channel, and geography helps to both derisk our platform and strengthen our ability to capitalize on our high-value future launches.

Turning to the next slide, you can see the diversity of this combined portfolio broken out by the sales contribution of each therapeutic area. To give you a sense of the enhanced scale we’ll have in key therapeutic categories, we expect to have six $1 billion franchises at close: respiratory/allergy, GI, cardio, CNS, diabetes and metabolic, and infectious disease. Further, we will have significantly enhanced our presence in other areas, such as dermatology, women’s health, anesthesia, and pain. We see a great deal of opportunity to begin building total patient and pharmacy solution around these franchises, given the breadth of our presence and ability to meet customer and patient needs.

On this next slide, you can get a sense of this portfolio and pipeline breadth and depth in some of these large strategic therapeutic categories across branded, generic, and OTC products. First and foremost is our combined allergy/respiratory franchise, where we see opportunities to really leverage our breadth and scale commercially with products including EpiPen® and Dymista® and position ourselves to maximize upcoming launches such as generic Advair® and revefenacin. Derm is another exciting opportunity for us and one Mylan has been eager to expand in. As you can see, Meda’s branded portfolio with market leaders like Elidel® nicely complements Mylan’s largely Generics portfolio and provides the opportunity to enhance our presence in this space across channels.

Similarly in pain, the Meda portfolio is complementary to Mylan’s portfolio, which was enhanced significantly through the acquisition of our Abbott EPD business. As you can see, these are leading, durable brands that lie in Mylan’s core areas of strategic focus. Meda enhances our already-strong expertise and market knowledge in these areas, and together we have the platform, capabilities, speed, and agility to maximize these portfolios.

In addition, the Meda business will benefit from our steadfast dedication to our robust R&D efforts, product innovation, and the combined business will be fueled by Mylan’s commitment to R&D and expansion of our product portfolio. Again, this transaction delivers on one of Mylan’s key strategic imperatives – expansion in the OTC market – and Meda’s strength in this area was an important differentiating factor for us when evaluating this transaction. Meda has a substantial OTC presence in Europe and emerging markets, and an exciting platform for growth in U.S. This combination instantly creates a $1 billion global OTC business and a foundation for further expansion.

I would like to note that Meda’s portfolio is not a private-label business; it’s all branded OTC products, which yield much higher margins, and it contains some very well-established and differentiated OTC brands. We see many opportunities to leverage this OTC portfolio through our combined global platform, and we are confident in our ability to accelerate growth in this business through marketing and line expansions. Further, we see exciting possibilities for future business development and M&A. We’ll continue to maintain our strategic and opportunistic approach in this regard.

Turning to the next slide, you can see how Meda will expand Mylan’s geographic footprint. Meda provides us with entry into 16 new countries and builds real critical mass commercially across Europe and emerging markets, while deepening our presence in Americas. The combined company will sell into more than 165 countries around the world, with a direct commercial presence in about 60 markets. Our combined sales force will number approximately 5,900 people. Looking at this map, you can see that we are increasing our sales platform by about 50% in both Americas and Europe and nearly doubling in emerging markets. Especially in Europe, we are adding very significantly to our manpower in critical growth markets, giving us the breadth and scale we need to continue building out our portfolio of products and services. As we look at our enhanced and diversified geographic profile, we also believe we have an opportunity to optimize this infrastructure and accelerate our growth, especially our EPD business and across emerging markets.

On the next slide, you can see another differentiating factor for Mylan and for the combined business, our unmatched manufacturing and supply chain platform. We are excited to deploy this platform to Meda and see opportunities for efficiencies and integration along the supply chain, providing opportunities for synergies.

With that I would like to turn it back over to Tony to walk through in greater detail the geographies we are strengthening through this transaction.

Anthony Mauro

Chief Commercial Officer

Thanks, Rajiv. I too would like to express enthusiasm for welcoming Meda’s team to our organization and working alongside them to deliver better health for a better world.

As you’ve seen, this combination creates an even stronger commercial platform around the world. On the next slide, you can see how Meda adds considerable strength and scale to our already robust business in Europe. The combined company generated about $3.8 billion in 2015 revenues from Europe, about 60% more than Mylan would have had on a standalone basis. As you know, scale is very important in this region, giving the highly competitive market dynamics.

On the chart on the right, you can see that we have increased scale across each of our key European countries, with significant enhancements to our businesses in Germany, the Nordics, Italy, and France among others. Meda’s business complements and builds on the strengths of our EPD assets to create a deeper, stronger, and more diversified platform across Europe that can further maximize market opportunities and weather challenges. Meda also provides us with a strong and durable OTC business in Europe, which makes us a leader across all channels. I also note that the transaction consolidates EpiPen® for us in Europe. Meda has been marketing this key product for us in the region for several years, and we believe that bringing this product into our combined commercial infrastructure with a greater ability to leverage our global expertise in this area will allow us to drive greater performance from this product.

On the next slide, you will get a sense of how this transaction will dramatically accelerate Mylan’s growth in emerging markets, by creating a diversified scale business of $1.5 billion in 2015 pro forma revenues. The 16 new countries we’re adding to this transaction are in the emerging market area, with Meda providing us entry into exciting new markets, such as China, Russia, Southeast Asia, the Middle East, Turkey, and Mexico. China has long been an area of interest for us, but we have been very deliberate about how we get into this market. We are pleased that Meda has a strong history in China, having established its business there in 1994, and that it has operated the business as an owned affiliate since 2011.

Importantly, Meda has a direct sales presence in many of these key markets, not relying on a contract sales organization in these important countries. For instance, Meda has reps on the ground in China, Russia, and Turkey, among other countries. Meda also has done a great job establishing strong brands in these markets. Some of the key ones are listed here, and we look forward to leveraging our combined portfolio across the regions. We see longer-term opportunity to bring Mylan’s differentiated portfolio into these new markets, especially in infectious disease, biologics, insulins, and women’s health. While our presence in many of these markets is still small, it provides an exciting foothold and opportunity to build upon.

On the next slide, we come back to our core mission of providing access to 7 billion people. This combination means we will be better able to serve the evolving needs of our customers across all channels by being able to offer them a greater diversity of products and by selling One Mylan around the world. We’ve already seen the value of our One Mylan approach with EPD and our existing Specialty and Generics businesses in terms of being able to leverage our powerful platform to bring more value to our customers through a broader range of products and services in total-patient and pharmacy solutions. Further, by working together across all our channels, we have been able to leverage commercial best practices in customer relationships to deliver more.

Now John will walk you through the deal structure and resulting financial profile of Mylan.

John D. Sheehan

Executive VP, Chief Financial & Accounting Officer

Thanks, Tony. Let me start by providing a quick overview of the transaction’s terms. This transaction is structured as a recommended public offer to the shareholders of Meda to tender all of their shares to Mylan. At announcement, the value was equal to SEK 165 per Meda share, consisting of SEK 132 in cash and the remainder in Mylan ordinary shares, for a transaction value of approximately $9.9 billion. The Meda board has recommended the offer, and Meda shareholders representing approximately 30% of the outstanding shares have irrevocably committed to accept the offer.

As I mentioned earlier, we expect the transaction will close at the end of the third quarter of 2016, subject to receipt of typical regulatory clearances, acceptance of the offer by more than 90% of Meda’s shareholders, and satisfaction of other customary conditions. The offer is not subject to any financing conditions or approval by Mylan’s shareholders. As Heather outlined earlier, this transaction provides compelling financial benefits for shareholders and other stakeholders of both companies.

As mentioned earlier, we see opportunity to accelerate the achievement of our $6 adjusted diluted EPS target to 2017. We also will complete the integration by the end of year three, realizing the full financial benefit of approximately $350 million in synergies in year four. As you know, we have a proven track record of achieving our synergy targets, and we are confident that these synergies are highly achievable.

As you can see on this next slide, the transaction will deliver significant accretion, with a CAGR from 2015 to 2017 of more than 18%.

Flipping to the next slide, the implied multiples for this transaction are in line with relevant market precedents for scarce, high-quality assets like Meda. As you can see, we expect a trailing synergized multiple of 8.9 times.

On the following slide, you see just how Mylan will continue to have a very strong financial profile post-transaction and that we are positioned for continued growth. We expect our pro forma leverage to be approximately 3.8 times debt to adjusted EBITDA at transaction close. We also expect we will maintain our investment-grade credit rating, which again is an important attribute for any deal we pursue.

As you can see on the chart, we expect debt to adjusted EBITDA of less than three times by the end of 2017. With our significant free cash flows, highly leverageable infrastructure, and a competitive global tax structure, we continue to have the financial flexibility to competitively pursue the right additional opportunities as they arise.

We intend to continue to serve as the leading consolidator in our industry, in a way that meets our mission and business strategy and continues to deliver value to our shareholders.

I would now like to walk through our financial guidance for 2016 in further detail. At the bottom line, we are projecting adjusted diluted EPS between $4.85 and $5.15 per share, the midpoint of which is an increase of 16% from 2015 adjusted diluted EPS. This EPS guidance range is based on the following income statement line item guidance metrics, all of which are on an adjusted basis, with the exception of total revenues.

Total revenues are projected to be between $10.5 billion and $11.5 billion, the midpoint of which is an increase of 16% from 2015 total adjusted revenues. This guidance range includes a quarter’s worth of contribution from Meda. However, we’re also committed to these ranges without Meda. Excluding Meda, our Generics business is expected to generate revenue growth of approximately 20% in 2016, while Specialty is expected to generate revenue growth of approximately 8%.

Revenues from new business, including Meda and EPD for the full year, are expected to be between $800 million and $900 million, and the remaining increase in revenue will come equally from increased volumes on existing products and new product launches. Adjusted gross margins will increase again to be between 55% and 57%. Drivers of the increase include new product revenues and the strength of our North American Generics business as we continue to benefit from an improved product mix.

Adjusted SG&A will be between 19% and 20% of total revenues, which includes the full-year impact of the EPD business. Adjusted R&D will be between 6% and 7% of total revenues as we continue to invest in our future biologics, insulin, and respiratory programs. Using these guidance metrics, we project adjusted EBITDA of between $3.5 billion and $4 billion. Also, we expect our adjusted tax rate to be in the range of 15% to 17%.

Based upon the 2016 guidance metrics for adjusted operating cash flow of $2.4 billion to $2.6 billion and capital expenditures between $400 million and $500 million, we’re projecting adjusted free cash flow in the range of $2 billion to $2.1 billion. Finally, we are projecting an average diluted share count of between 520 million and 530 million shares, which includes the weighted average shares issued for the acquisition of Meda and the settlement this April of the warrants related to the cash convertible notes which were cash settled in 2015.

As this chart demonstrates, our 2016 financial guidance provides significant operating leverage, including increasing adjusted gross and EBITDA margins and declining adjusted R&D and SG&A as a percent of revenue, resulting in our adjusted diluted EPS growth of 16%.

Looking at the bridge to 2016 revenue guidance, revenues from new product launches, combined with volume growth in our base business, will serve to offset price erosion on existing products. In terms of base pricing assumptions, in the Generics segment, as we traditionally have, we assume low to mid-single digit price erosion. In Specialty, we’ve assumed high single-digit growth in terms of pricing. We expect revenue from the Meda acquisition to contribute approximately $500 million to $600 million of incremental revenue in 2016.

In addition, revenue from new business includes the full-year impact of the EPD business. As mentioned previously, our 2016 guidance FX rates do not result in a significant year-over-year foreign currency translation impact on our 2016 revenue guidance range.

This chart provides the projected bridge between our actual 2015 adjusted diluted EPS of $4.30 and the midpoint of our 2016 guidance range of $5, showing a year-over-year increase of 16%. New product launches from our legacy business and to a lesser extent margin expansion will drive our earnings growth in 2016. Partially offsetting this earnings growth will be increased investments in R&D spending and higher interest expense, largely due to the financing of the Meda acquisition. From a phasing perspective, we expect the quarterly development of our EPS for 2016 to be similar to 2015, with Q1 being relatively flat to the prior year, Q3 being our highest quarter of the year, and followed next by Q4.

That concludes my remarks, and I’ll turn the call back over to Heather.

Heather M. Bresch

Chief Executive Officer & Executive Director

Thank you, John. Well, as promised, we delivered a lot of great news today, and as our track record suggests, we have been consistent in our philosophy of making acquisitions based on the belief that we can do more together than they could do on a standalone basis. Meda is no different, and we believe we can do more with this asset than they could alone, and we see significant opportunities for accelerated growth.

Further, by successfully executing on our vision and strategy for the past decade, we have delivered exceptional results for our shareholders, with an earnings CAGR of 26% through 2016. Again, with this Meda transaction, we have the opportunity to accelerate our 2018 earnings target of $6 in adjusted diluted EPS to 2017.

I now look forward to taking your questions. Thank you.

QUESTION AND ANSWER SECTION

Operator: [Operator Instructions] Our first question comes from the line of Chris Schott from JPMorgan. Your question, please.

Christopher Schott	Q
JPMorgan Securities LLC

Great. Thanks very much for the questions. I guess just two here. First, what type of organic growth should we expect from the Meda assets over the next few years? I think this is a business we’re still obviously just trying to get our hands around. And just how fast do you think you can grow the top line for these acquired assets? And the second one is just to elaborate on the price paid here. It does seem like a large premium, particularly in this market. I know it’s strategic; I know it brings accretion. But just, again, can you just – how did you get comfortable with this type of price given the current market dynamics out there? Thanks very much.

Heather M. Bresch	A
Chief Executive Officer & Executive Director

Sure. Thanks, Chris. I’ll start and then I’ll let Rajiv weigh in a little bit on the business. I think it’s important to first point out that we certainly don’t make long-term decisions that will create shareholder value on short-term price fluctuations. And I think that certainly there is significant macro dynamics at play with the market today. I think we see that systemically across especially the healthcare sector.

And I think that we were fortunate to have a very high-quality process and have the ability to do due diligence, and the more we dug, the more comfortable we are, not only with the strategic and the compelling rationale, but as I mentioned, it even then was much more enhanced with their addition of Rottapharm, which we had looked at several years ago, and very much like that asset, as well as our Abbott EPD business, and how that’s going to allow us to really leverage infrastructure in Europe, as well as bringing on 16 additional countries where we’ll be able to now have infrastructure to lever the Mylan current portfolio as well as pipeline.

So the strategic and fundamentals of the company have not changed, and when you look at just over the last couple of months, like I said, I think it’s much more to the macro dynamics, and we believe the long-term decisions are much more in line when you look at the multiples. They’re very much in line for assets such as this – scarce, high quality. And so we believe the value really speaks for itself with what we’re creating for shareholders and what this combination can do going forward. And, like you said, immediately accretive. Rajiv?

Rajiv Malik	A
President & Executive Director

And I think, Heather, you answered it. Because the question – the other part of the question – is not so relevant. Meda standalone on the top line is 3% projected growth, and a 5% growth on the EBITDA. But, as Heather mentioned, that’s not much relevant, because the pulling effect we see between our Rx, Gx, OTC channels are leveraging this platform from the geographies point of view, exciting opportunities, on the emerging markets. So we see a lot more to this than just standalone growth of 3%.

Heather M. Bresch	A
Chief Executive Officer & Executive Director

And I think just lastly, it’s important to note that it’s not the trading multiple right now. So I go back to what’s happening in the environment. It’s the deal transaction multiples, which I think even in times where there’s a lot of volatility in the marketplace, you don’t really historically see those change to the transaction multiples or translate into transaction multiples. Thank you.

Operator: Thank you. Our next question comes from the line of Jami Rubin of Goldman Sachs. Your question, please.

Jami Rubin	Q
Goldman Sachs & Co.

Thank you. Just to follow up on the question concerning price, Heather. It does seem like a lot of money to pay just to accelerate your earnings growth to $6 by 2017. Can you now update your – I think you had said before you expect to do at least $6 by 2018. Now with Meda in hand, can you at least sort of update what you expect the earnings progression to look like with this asset in hand over the next three years, say out to 2020? That would be helpful. And also, John or Heather, can you just enlighten us on what exactly happened with EpiPen® this quarter, in terms of the pricing dynamics? You had mentioned that you expected those dynamics to continue into 2016. What changed? Thanks very much.

Heather M. Bresch	A
Chief Executive Officer & Executive Director

Sure. Thank you, Jami. So, look, let me start with the $6 being the opportunity to accelerate the $6 into 2017 versus 2018. That by no means – that’s just the beginning of what the Meda-Mylan combination will bear. I think, importantly, not only does it accelerate near-term accretion and shareholder value, but over the longer term, I think as we’ve said, the strategic rationale speaks for itself. The complementary nature of – or the product portfolio, we’ll now have over 2,000 products across multiple geographies, expansion into emerging markets, that let us more leverage our portfolio.

When you look at over the next 10 years to our biologics, insulin, I mean, the opportunity to truly maximize these launches in these territories with this infrastructure is just, in our opinion, going to be unparalleled. I think that Mylan will be a truly diversified global, Generics and Specialty pharmaceutical company that’s able to deliver through our unprecedented global supply chain, to be able now to apply that. And in addition, to now have the kind of commercial infrastructure and operational infrastructure that’ll allow us to continue to add on, whether it’s other dosage forms. We’ve talked about everything from derms to ophthalmics to new therapeutic categories.

So, honestly, we just see the $6 in 2017 as the beginning to continuing the growth trajectory that our shareholders have enjoyed over the last 10 years. And certainly as we close the transaction and we move forward, we’ll be giving continued guidance and updating the longer-term trajectory. But I can assure you that it will continue – this platform will continue to deliver as it has in the past.

As far as EpiPen®, Jami, I think that I tried throughout 2015, especially the beginning of the year, to point out that Mylan has been very proactive in maintaining our market share in a very competitive multi-epinephrine marketplace, and that involved entering contracts with our payers, long-term, multiyear contracts. And I think then when the unprecedented event of Auvi-Q® having to do a complete product recall, while we absolutely enjoyed volume increases, and we see obviously that continuing through 2016, what I pointed out is the net price from the payer was mainly what it had been throughout 2015, and we don’t see that materially changing.

I mean, I think it’s important to remember that we’re dealing with a whole portfolio of products with these payers, that it’s not about any one product. And while we will continue to be opportunistic, I think that, as I’ve said, EpiPen® – is a very important brand for us and brand franchise going forward – that it more and more represents – it’s a much smaller part of Mylan, and certainly now with the Mylan-Meda combination, again, its diversification is taking away from any concentration from any one product. Thank you.

Operator: Thank you. Our next question comes from the line of Ronny Gal from Bernstein. Your question, please.

Ronny Gal	Q
Sanford C. Bernstein & Co. LLC

Hey. Good evening, and thank you for taking my questions. I have two – just two points of puzzlement. I’m sorry, I’m kind of treading a little bit on what people have said already. You were saying about $10 billion on Meda, and your market cap is about $25 billion today. So you’re generating about 10% accretion level, where if you’d just taken the same amount of money and bought back shares, you would have generated – you would have bought back 40% of your share comp. So, yeah, maybe it’s not that efficient, but it looks there’s a huge misadjustment here between what you can do with the shares, buying back shares, rather than what you can do with your transaction. So I’m kind of struggling with it, unless you’re seeing some fantastic growth going forward for the Meda asset, it’s hard for me to see it working.

Then, if you don’t mind two – I’ll sneak in two more. On EpiPen®, I distinctly remember a conversation with the management team including Robert, when I was told specifically by you guys that now that Auvi-Q® was out of the market, you’re in a great position to drive a higher net price from EpiPen®. So if you can comment more broadly on what has changed from that perspective?

And last – and this is more for Rajiv. Rajiv, you guys kind of mentioned – or Tony – you guys kind of mentioned beachhead in additional market. I kind of took a look through the Meda statements, presentation for the third quarter. I mean, they got $60 million in Mexico, if we just take the third quarter and multiply by four; they got $30 million in Russia. It sounds like all those businesses are kind of like borderline profitable. Is that enough of a beachhead for you? It sounds like it’ll take several years before you guys can really turn those business into profitability.

Heather M. Bresch	A
Chief Executive Officer & Executive Director

Okay. Well, Ronny, you certainly maximized one question. So let me start with the overall – again, coming back to Mylan and our philosophy on use of the capital. I think we’ve been very clear that we are opportunistic. I think the board is constantly looking at buybacks and everything else in the marketplace. But with that being said, we’ve also very much focused on growing top line as well as bottom line and striking that right balance. So I think when you think over the longer term and the value to shareholders, there’s much more value in continuing to fill the sustainable platform that’s going to deliver out into perpetuity versus the short-term centric viewpoint of just looking at share buyback and isolation from any kind of M&A or BD activity.

John D. Sheehan	A
Executive VP, Chief Financial & Accounting Officer

Yeah, and I guess, Ronny, I’d also point out, I’m sure you appreciate that Mylan cannot go out and borrow $10 billion, maintaining its investment-grade credit rating and doing a share repurchase program. The $10 billion also comes with all of the EBITDA and earnings that Meda has. So I’m not sure necessarily that there’s an apples-to-apples of $10 billion acquisition versus $10 billion of share repurchase. That’s not realistic.

Heather M. Bresch	A
Chief Executive Officer & Executive Director

And as far as EpiPen’s® concerned, Ronny, I obviously were in many if not all of those meetings. I never remember discussing net price. I think what we did say is that we were very proactive, and I had very – I think very straightforward conversations with all of the investors and shareholders that we were maintaining market share. And to do so, that requires aggressive rebating, and that’s why that we absorbed much of that during 2015. And so when the Auvi-Q® recall happened, we absolutely had the opportunity to not only increase our market share and increase volumes, we’re continuing to invest and increase the overall market, we still think there’s runway room around growing the anaphylaxis market. But nothing has changed, and that’s why I wanted to point out that those contracts are in place and we’ll continue to, like I said, be opportunistic. But that’s on EpiPen®. Rajiv?

Rajiv Malik	A
President & Executive Director

And on markets, I think I would like to again say, it’s not about what Meda has done on standalone, but Russia $35 million for example, or Mexico. These are nice entry points for us to download our own portfolio and what we bring, because we have been incubating product portfolio in all these markets, and we were looking to create this – we’re looking forward to create this infrastructure, and we know what we have done with the foothold in Brazil, and we are on a nice trajectory over there. So for us these are nice entry points into these markets which we have been looking forward to build upon.

Heather M. Bresch	A
Chief Executive Officer & Executive Director

All right. Next question?

Operator: Our next question comes from the line of Gregg Gilbert from Deutsche Bank. Your question, please.

Gregg Gilbert	Q
Deutsche Bank Securities, Inc.

I have a few hopefully quick, easy ones. First of all, you’ve mentioned a couple times you submitted generic Advair®. Can you comment on whether it’s been accepted or not for filing? And secondly, Heather and Tony, any change in pricing dynamics in the U.S. Generics market late last year or early this? I know you’re forecasting as similar to how you’ve done it in the past, but any interesting sort of color you can provide on whether things are changing on the margin or not, or have changed? That would be helpful. And lastly, Heather, what are your M&A priorities? I know we just announced a new deal, but the company has gone to great lengths to talk about continued flexibility. So are we looking to just shop for a while but not buy? What are your priorities over the next six, 12 months on M&A beyond convincing folks that Meda’s the right deal? Thanks.

Heather M. Bresch	A
Chief Executive Officer & Executive Director

Sure. Thank you. Rajiv?

Rajiv Malik	A
President & Executive Director

So, Gregg, yes, we submitted generic Advair® application towards the end of December, and we expect to hear from FDA anytime now.

Anthony Mauro	A
Chief Commercial Officer

And as it relates, Gregg, to your question around pricing, we believe that our U.S. Generics base business will continue to be stable for 2016. I think John had articulated low to mid-single digit range, and we feel very good about our Generics business and the stability of it moving forward.

Heather M. Bresch	A
Chief Executive Officer & Executive Director

And as far as M&A is concerned, we – absolutely, as I mentioned, are still looking at assets out there that would now just even be that much more complementary with the global infrastructure we have. And as I mentioned, whether it’s dosage forms around dermatology or ophthalmic and also therapeutic categories that we still believe we have great opportunities to build out critical mass now across all these channels, Rx, Gx, and OTC. Thank you.

Operator: Thank you. Our next question comes from the line of David Risinger from Morgan Stanley. Your question, please.

David R. Risinger	Q
Morgan Stanley & Co. LLC

Yes. Thanks very much. So my question is on EpiPen®, and then the guidance, please. With respect to EpiPen®, obviously the sales growth was dramatically below the Rx growth due to pricing. My question is, with respect to the contracts that you mentioned, Heather, maybe you could just provide a little bit more color on the length of those. I’m assuming that you may have contracted more aggressively to potentially blunt the risk of a Teva generic EpiPen® launch. Just wondering if that is a realistic assumption that I’m making, that you were considering that when you priced more aggressively? And then just a quick tidbit of a question, in terms of your $6 number for 2017, does that include an assumed launch of generic Advair®? Thank you.

Heather M. Bresch	A
Chief Executive Officer & Executive Director

Okay. Sure, David. So I guess let me start with EpiPen®. Price volume was no different in Q4 from other quarters of the year, so I’m not quite sure what you’re referencing there. As far as the contracts that I mentioned, look, we were – as I mentioned in 2015, the aggressiveness came from the current multi-epinephrine market and the players that were in there, including Auvi-Q® and Sanofi. So, like I said, we were maintaining market share, and I think where a bit of a disconnect came is that people believe that once Auvi-Q® was recalled, that the world would go back to pre there never have been an Auvi-Q® in the market. And it was a very unprecedented event that I don’t know that really has ever happened before.

And so I think as we look forward, as we said, we’re managing a whole portfolio of products with these payers. The contracts are all different in nature, and so certainly we’re not going to comment on any individual contract. I’m just trying to give some flavor to and feeling that EpiPen® is an extremely important brand franchise. We think it has great brand equity, and it’ll be an important franchise for us for years to come. It just more and more represents a much less portion of Mylan’s overall business and especially on now a combined Mylan and Meda front .

John D. Sheehan	A
Executive VP, Chief Financial & Accounting Officer

I think that your other question, David, with respect to 2017. As we previously indicated, we expect to receive approval for being able to launch generic Advair® in 2017, and with all other products, we consider the risk weighting of that product when providing our guidance. So, yes, we do expect to launch the product in 2017 and, yes, it is on a risk-weighted basis included in the guidance – or target, I’m sorry. I don’t want to use the word “guidance.”

Heather M. Bresch	A
Chief Executive Officer & Executive Director

Okay. Thank you.

Operator: Thank you. Our next question comes from the line of Douglas Tsao of Barclays. Your question, please.

Douglas Tsao	Q
Barclays Capital, Inc.

Hi. Good evening. Thanks for taking the questions. Just – Heather, you’ve spoken about wanting to be a consolidator in the industry, and we’ve seen with first Perrigo and then obviously with this deal – the Perrigo offer and then this deal –sort of the move into OTC. Just curious in terms of how you’re defining consolidator? I mean, should we be thinking within Generics or more broadly outside of Generics? And then just also another follow-up in terms of the thinking behind the partnership with Momenta, and maybe talk a little bit about what they can provide that you couldn’t get from your ongoing partnership with Biocon. And then just one quick – maybe, John, if you can provide some commentary on the trends in EPD versus the third quarter on a constant-currency basis, that’d be great. Thank you.

Heather M. Bresch	A
Chief Executive Officer & Executive Director

Okay, Doug. So let me start with the consolidator. You’re absolutely right; we’ve said that we will continue to be a consolidator in the industry. And, look, I think that you should consider us continuing to diversify. I think as we said OTC was an important channel. This certainly puts us a great leap forward into starting to build a foundation for OTC. But I think, importantly, it’s also diversification around reimbursement. So, as you look at the different models from payers and across the different geographies, that continued

diversification amongst channels, amongst geographies, and with Rx, Gx, and OTC. So, again, the beautiful and powerful thing about now this combination is the infrastructure that we have in place to truly maximize now products that we can pull through, through any of those channels. So I think it’s extremely exciting, and I think it gives us even more opportunity to have more accretive, strategic acquisitions to now bolt onto the platform.

I’ll let Rajiv comment on Momenta.

Rajiv Malik	A
President & Executive Director

And I think on Momenta, I think Biocon is focused on seven to eight programs, which are between now and 2022, and we’ve found Momenta programs – some of those programs they already initiated some of these products, which are beyond 2022, so we didn’t need to put all our eggs into one basket. It was a part of not just focusing our partnering with Biocon, but we were focused on the products and the pipeline, and we found Momenta to be a right partner and able partner.

John D. Sheehan	A
Executive VP, Chief Financial & Accounting Officer

And lastly, Doug, on your question surrounding the EPD business and the revenue of 2% up for the year, I tell you, we couldn’t be happier with that. You’ll recall that in Abbott’s hands, the EPD business was declining mid-single digits, 4% or 5% per year. And we had indicated last year when we were acquiring the business that our objective was to get to stabilize, get the sales back to breakeven in terms of maintaining stability. And, quite honestly, we did that in less than a year, and so a 2% growth year-over-year on a constant-currency basis for that business, I think we’re very pleased with that. Yes, in the third quarter, we saw year-over-year for that quarter alone a 5% growth, but as we said at that time, one quarter does not make – a trend make, and so I think a longer-term view here of a full year of positive 2% is a much better indicator of the strength of that business and what it did for us in our hands this year.

Heather M. Bresch	A
Chief Executive Officer & Executive Director

Good. Thank you.

Operator: Thank you. Our next question comes from the line of Sumant Kulkarni from Bank of America. Your question, please.

Sumant S. Kulkarni	Q
Bank of America Merrill Lynch

Good evening. Thanks for taking my questions. First, what are your assumptions on the timing of entry of Generics and EpiPen® and on the potential re-entry of Sanofi’s Auvi-Q®? Second, could you break down the components of synergies, and could you confirm if there are any revenue synergies built into your $6 EPS target? And third for Rajiv, has your Restasis ANDA been accepted for filing by the FDA?

Heather M. Bresch	A
Chief Executive Officer & Executive Director

Okay. Hi, Sumant. So, as far as EpiPen® is concerned, we are factoring in or assuming a BX approval in the second half of the year. Again, I think we’ve been pretty vocal on the high bar that we believe an AB-rated brings. But anyway, those are the assumptions that are built into our 2016. And as far Auvi-Q®, again, I think it was an extremely unprecedented action that took place. And all I can say is I think it’s unprecedented to try to come back from something like that. But, again, I don’t want to speak for Sanofi, but we certainly haven’t heard anything about them contemplating any kind of re-entry.

Rajiv, you want to hit on the integration synergies?

Rajiv Malik	A
President & Executive Director

Yes. On synergies, the synergies predominantly are based on the cost structure, the G&A, the sales and marketing, as well as the cost of goods. And about your questions on Restasis, yes, we received our acceptance and it’s under active review. In fact we received our acceptance in the middle of 2015.

Heather M. Bresch	A
Chief Executive Officer & Executive Director

All right. Thank you.

Operator: Thank you. Our next question comes from the line of Marc Goodman from UBS. Your question, please.

John D. Sheehan	A
Executive VP, Chief Financial & Accounting Officer

Hey, Marc Goodman.

Marc Goodman	Q
UBS Securities LLC

Sorry, guys.

John D. Sheehan	A
Executive VP, Chief Financial & Accounting Officer

Hey.

Marc Goodman	Q
UBS Securities LLC

A few questions. First thing is, Europe just seemed a little weak in total, I mean even if you include FX. I was hoping maybe you could just give us some sense of what happened in some of the countries, some of your key countries in the U.K., France, Italy, where were you strong, where were you weak, just relatively? And then I just want to make sure we’re clear on the U.S. pricing. Can you just tell us, in 2015 for the whole year, where did the base business U.S. pricing come in? Was it flat for the year, was it in fact low to mid-single digits? I think what you were saying is you started the year with 2015 guidance of low to mid-single-digit declines and that’s why you’re keeping the same guidance for 2016, but I’m curious, how did they come in 2015? And then just remind us, how did they come in 2014 for the full year, U.S.-based business pricing? Thanks.

Heather M. Bresch	A
Chief Executive Officer & Executive Director

Okay. So, Rajiv, you want to get – ?

Rajiv Malik	A
President & Executive Director

So Europe, I think in our key countries, which is Italy, France, we were – we didn’t see in the last quarter a huge growth, but we didn’t see any losing of the market share. Italy we saw some good growth. U.K. was very strong, in fact about 30% growth. So we don’t see any weakness in our key European countries per se. And one quarter – as we said, one quarter doesn’t make a trend.

Heather M. Bresch	A
Chief Executive Officer & Executive Director

And as far as I guess pricing, the only thing I’ll point out – and then I can let Tony weigh in – is that, I think, Marc, you know that driving pricing has never been a driver. We’ve been, I think, a very responsible generic player with hundreds of products, into the market and have shown very responsibly price erosion. We’ve said it’s a very competitive marketplace. There’s been opportunities that we’ve had over the course of time, but certainly never a driver of our Generics business whatsoever.

Anthony Mauro	A
Chief Commercial Officer

No, I think just to add, certainly in 2014 and 2015, the market was relatively flat from a base business perspective. There were moments of opportunity and certainly at the same time, moments of deflationary activity. It happens every day in our business. So, like I said earlier, I feel very good about where our business is at. I feel it’s very stable from an erosive perspective and – about it.

Heather M. Bresch	A
Chief Executive Officer & Executive Director

Okay. Thank you.

Operator: Thank you. Our next question comes from the line of Elliot Wilbur from Raymond James. Your question, please.

Elliot Wilbur	Q
Raymond James

Thanks. Good evening, and congratulations, Heather and the team, on the Meda deal. I know that’s an asset that’s been in your sights for a while. And I guess looking at combination of all the pieces both graphically in terms of assets fit, looks like a very strong transaction for the company. Obviously, there’s concerns about price. But I wanted to focus on another issue and just go back to some of Rajiv’s commentary with respect to growth and make sure that I understand this correctly. So the business basically currently is doing about $2.3 billion U.S., and then projected growth is around 3% top line and 5% adjusted EBITDA. Wanted to confirm those metrics, see whether that adjusted EBITDA growth in fact does include – that’s a fully synergized growth target? And then just thinking about those metrics, while the purchase is accretive to numbers, and again strategically looks very attractive, I mean, it clearly is growth dilutive. So I’m just wondering how you thought about that concept relative to potential impact on valuation and multiple versus the potential long-term attractiveness of the platform?

Heather M. Bresch	A
Chief Executive Officer & Executive Director

Sure. Thank you, Elliot. And first thank you. I think that your ability to see the strategic compellingness of this transaction, the scarcity of this kind of a high-quality asset, I applaud you for your vision.

And what I would say as far as when we think about the value, again, I think it’s important to note before I – I’ll turn it over to Rajiv to get a little bit more into the business. But I think it’s very important to note, again, it’s not what Meda is doing on a standalone basis, and the metrics that you’ve quoted is just that Meda on a standalone basis. I think that what’s important is now with the combination of Mylan, what we can do together combining Meda with our platform. Across the board, when you look from an operational, a supply chain, a commercial – I mean, now that expertise and experience across the multiple geographies and including giving us a foothold in these 16 new markets, it truly just becomes a portal for us to leverage every launch, every asset, every acquisition from this point forward that much more.

So truly the long-term value of this is the continuation of what we’ve done over the last 10 years, and I know that we do these strategic transactions that sometimes in the moment is lost on how we’re going to deliver that value. But I think if you look at our 26% CAGR through 2016, it becomes – hopefully, our track record speaks for itself, and it becomes evident that we deliver and do what we say we’re going to do, which is be able to continue to maximize these assets, optimize this platform, and continue a growth trajectory into the foreseeable future. So again, Elliot, I can’t thank you enough. And Rajiv-

Rajiv Malik	A
President & Executive Director

And, Elliot, yes, let me confirm, reconfirm, that the 3% top line growth and 5% adjusted EBITDA growth was on a standalone basis. We also confirmed during due diligence that their key countries like U.S., Germany, Italy, France, Sweden, and Spain, are –emerging markets, especially, and their key products, Dymista®, Dona®, Betadine®, Elidel® and ArmoLIPID®, all are showing steady growth over the next few years.

Heather M. Bresch	A
Chief Executive Officer & Executive Director

Okay. Thank you.

Operator: Thank you. Our next question comes from the line of Andrew Finkelstein from Susquehanna Financial. Your question, please.

Andrew Finkelstein	Q
Susquehanna Financial Group LLLP

Hi. Thanks very much for taking the question. Couple clarifications on the guidance. When you talk about the ranges being valid with or without Meda, and you gave some quantification of the potential Meda contribution, I mean, is the whole range in consideration without Meda, or should we think of the top end as being something that would exclusively be with the deal? Then on the Momenta collaboration, could you clarify if the milestones that are going to be paid – I think, it’s about $100 million this year – are those included in your non-GAAP spending or excluded? And then, if we think about the 20-year – excuse me. If we talk – back to the synergies, if you could just go through how those were determined and where there are maybe opportunities for upside as you get into the combined platform? Thanks very much.

Heather M. Bresch	A
Chief Executive Officer & Executive Director

Sure. Thank you, Andrew. Look, I think, as far as the guidance range is – regarding the guidance range, is why obviously we do give a range, and we are very – we’re committed to those ranges with or without Meda. I think, importantly, to note we’re assuming a one-quarter contribution. So, yes, I would say it’s safe to assume that if all those assumptions are accurate and we have a full quarter of contribution, that certainly when you look at the top line of the range, it could be near the top end of the range. And there are obviously from the bottom line would have that opportunity to be above our midpoint. But, again, I think that since we’re only talking about one quarter, we wanted to be clear that we were committed to those ranges, and as I often say, all good things don’t happen at the same time in this business, and all bad things don’t happen at the same time of that business. And we have multiple moving pieces and parts that certainly could have us within that range without Meda. And I think as we have done historically as the year progresses and as events and things become more certain, we’re able to either hone in or adjust or update those ranges, and we’ll continue to do so.

As far as just – again, I’m going to say overall synergies, and then I’ll let John and Rajiv weigh in more in detail. But I guess I do have to go back and just hopefully remind people of the track record. I think we have overdelivered on every synergy target we’ve ever put out there back starting with Merck. And so our ability, as I mentioned, not only did we have the opportunity to do due diligence and meetings with the management team, and truly really understand what these platforms could do together. And like I said, I hope our track record speaks for itself on integration and execution.

Rajiv Malik	A
President & Executive Director

And I would say that these are from combined assets when you bring two assets together. We have a fairly good information about their cost structure, our cost structure. And as I said, these synergies are driven mostly from the cost structure, the cost of goods, the G&A, the selling and marketing infrastructure, as well as some cross-fertilization. Do we see upsides? Absolutely. We have not been able to put our arms around what that number, but we believe that there will be a huge pulling effect, we’ll be able to cross-leverage the portfolio, do more with these markets, and we’ll come back to you as we learn about the asset.

John D. Sheehan	A
Executive VP, Chief Financial & Accounting Officer

And then I’ll close with respect to the milestones. Milestones that we have in conjunction with collaborations such as the one with Momenta are considered a component of the acquisition cost of the product and as such are not included in our adjusted income or income statement, but rather are capitalized as part of the cost of the acquisition of the products.

Heather M. Bresch	A
Chief Executive Officer & Executive Director

Okay. Thank you.

Operator: Thank you. Our final question comes from the line of Tim Chiang from BTIG. Your question, please.

Tim Chiang	Q
BTIG LLC

Hi. Heather, could you talk a little bit about the international opportunity for EpiPen®? I mean I was looking at some of Meda’s sales figures, and it looks like EpiPen’s® – I mean it’s not growing as much as it’s – it doesn’t seem like it’s actually growing. Could you talk about what you guys plan to do with EpiPen® outside the U.S. to grow that product?

Heather M. Bresch	A
Chief Executive Officer & Executive Director

Sure. So, Tim, I think – look, the opportunity is really multifaceted as it relates to EpiPen®. First, I would say we’re sharing this product between three companies: Pfizer manufactures the product, and then Mylan owns the EpiPen®, and then Meda was our partner in Europe. So just the opportunity to contract that down to two certainly makes the financial dynamics much more attractive. And obviously throughout Europe, the certain dynamics around pricing and again being multi-epinephrine marketplaces in many of those countries certainly had made challenges in continuing to grow that product. I think now in our hands, when you look at the infrastructure with the combined Abbott EPD business and now with Meda, we’re going to have much further reach and be able to, I think, invest in a much different way than Meda as the third-party partner was able to do.

So not only do I see it throughout Europe as an opportunity, but as we continue to look and add enhancements in how we bring EpiPen® to the market in various other regions around the world. We do see, like I said, a lot of opportunity even outside of Europe with the rest of the world, as we continue to invest around EpiPen® and the awareness of anaphylaxis.

Heather M. Bresch

Chief Executive Officer & Executive Director

Well, thank you, everyone. Appreciated all the questions, and look forward to seeing you soon.

Operator: Thank you, ladies and gentlemen, for your participation in today’s conference. This does conclude the program. You may now disconnect. Good day.